UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes SQM’s earnings release for the twelve months ended December 31, 2010.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82________

For Immediate Release
SQM REPORTS EARNINGS FOR 2010

Highlights
•	SQM reported net income for 2010 of US$382.1 million, an increase of 13.0% over 2009.
•	Earnings per ADR totaled US$1.45 for 2010, compared to US$1.29 for 2009.
•	Revenues for 2010 were 27.2% higher than 2009.

Santiago, Chile, March 1, 2011.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for  20101 of US$382.1 million (US$1.45 per ADR), an increase of 13.0% with respect to 2009, when earnings totaled US$338.3 million (US$1.29 per ADR).  Gross Margin reached US$626.0 million (34.2% of revenues), 18.1% higher than the US$530.2 million (36.9% of revenues) recorded during 2009.  Revenues totaled US$1,830.4 million for 2010, representing an increase of 27.2% over the US$1,438.7 million reported in the same period of 2009.

The Company also announced a year-over-year earnings increase of 34.1% for the fourth quarter of 2010, reporting quarterly net income of US$105.8 million (US$0.40 per ADR) compared to the 2009 figure of US$78.9 million (US$0.30 per ADR). Gross Margin for the fourth quarter reached US$171.6 million, 39.9% higher than the US$122.7 million recorded for the same period of 2009. Revenues totaled US$505.7 million, an increase of approximately 30.8% with respect to the fourth quarter of 2009, when revenues amounted to US$386.5 million.

Patricio Contesse, SQM’s Chief Executive Officer, stated, “After consistent performance in each quarter of the year, we finished 2010 with solid results. We observed strong volumes across all of our product lines as market conditions in all of our business segments surpassed our initial expectations for 2010, moving past 2009 lows. We observed healthy volume recovery that in some cases exceeded pre-crisis levels. In fact, we posted record sales volumes in our iodine and lithium businesses, which reflects the strong fundamentals of our markets.”

Mr. Contesse concluded, “The first months of 2011 have followed 2010’s upward trend, and we remain optimistic about the coming year. In these normalized conditions, we anticipate more moderate growth trends compared to 2010 recovery as markets return to historical levels of expansion. SQM remains uniquely positioned to capture this future growth, and we remain fully committed to capitalizing on our competitive advantages.”

1 Figures for 2010 have been prepared according to IFRS standards, and figures for 2009 have also been prepared according to IFRS for comparative purposes.

Segment Analysis

Specialty Plant Nutrition (SPN)

Revenues from our SPN business line for 2010 totaled US$603.7 million, 14.6% higher than the US$527.0 million recorded in 2009.

Fourth quarter 2010 revenues reached US$151.2 million, an increase of 19.4% over the US$126.6 million recorded in 2009.

Specialty Plant Nutrition Volumes and Revenues:

		2010	2009	2010/2009
Sodium Nitrate	Th. MT	16.8	16.5	0.2	1%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	546.2	392.1	154.0	39%
Specialty Blends	Th. MT	164.8	174.6	-9.8	-6%
Other specialty plant nutrients (*)	Th. MT	87.6	82.3	5.2	6%
Specialty Plant Nutrition Revenues	MUS$	603.7	527.0	76.7	15%
*Includes trading of other specialty fertilizers.

In general, volumes of fertilizer markets in 2010 showed noticeable improvement over 2009 levels, and our SPN segment was no exception. During 2010, potassium nitrate demand returned to pre-crisis levels, as uncertainty was replaced by consumer confidence during the first months of 2010. Demand was further driven by a return to more normalized consumption rates as growers aimed to meet the fundamental need to improve crop yields.

Improved economic conditions have supported higher demand for premium fruits and vegetables which has bolstered demand for specialty fertilizers. Key SPN markets also performed steadily, and sales volumes in 2010 were substantially higher than those recorded in 2009.

As expected, average prices for 2010 were lower than average prices recorded in 2009, but prices in the fourth quarter, however, were higher than previous quarters of the year. There have been positive developments in the first months of 2011 in the potash market reflecting an increase in prices which could have positive implications for SPN markets in the following months.

SPN gross margin2 for 2010 accounted for approximately 28% of SQM’s consolidated gross margin.

Iodine and Derivatives

Revenues from sales of iodine and derivatives during 2010 totaled US$316.3 million, an increase of 65.7% with respect to the US$190.9 million reported for 2009.

Iodine and derivatives revenues for the fourth quarter of 2010 amounted to US$74.4 million, an increase of 47.0% compared to the US$50.6 million recorded the previous year.

Iodine and Derivatives Volumes and Revenues:

		2010	2009	2010/2009
Iodine and Derivatives	Th. MT	11.9	7.2	4.8	67%
Iodine and Derivatives Revenues	MUS$	316.3	190.9	125.3	66%

Improved economic conditions helped support demand recovery in the iodine market, particularly for industrial applications such as LCD screens and biocides. Total market demand for iodine in 2010 improved over 2009 levels and surpassed demand in 2008, the peak year. Solid demand in this market was complimented by tightened supply conditions, and as the world market leader, SQM was uniquely positioned to meet the shortfall in supply. A return to normalized inventory levels throughout the supply chain also positively impacted demand for iodine, and in turn sales volumes were not only significantly higher than those recorded in 2009 but were also the highest recorded in company history. During this year, iodine prices have remained stable.

Gross margin for the Iodine and Derivatives segment accounted for approximately 22% of SQM’s consolidated gross margin for 2010.

Lithium and Derivatives

Revenues for lithium and derivatives totaled US$150.8 million during 2010, an increase of 28.0% with respect to the US$117.8 million recorded for 2009.

Fourth quarter 2010 lithium revenues increased 9.3% with respect to the fourth quarter of 2009, amounting to US$36.5 million, compared to US$33.4 million in 2009.

Lithium and Derivatives Volumes and Revenues:

		2010	2009	2010/2009
Lithium and Derivatives	Th. MT	32.4	21.3	11.1	52%
Lithium and Derivatives Revenues	MUS$	150.8	117.8	33.0	28%

Performance of our lithium business beat our original expectations for 2010, and this segment posted record sales volumes. The lithium market improved strikingly over 2009 lows, and we estimate that total demand for lithium in 2010 was greater than in 2008, the previous record year for demand. Demand recovery in 2010 was driven by secondary rechargeable batteries for portable devices, the traditional demand driver and was also boosted by a return to operational inventories throughout the lithium supply chain.

Prices in this business line have remained relatively stable throughout the year and have continued to be approximately 20% below 2009 prices.

Gross margin for the Lithium and Derivatives segment accounted for approximately 10% of SQM’s consolidated gross margin for 2010.

Potassium Chloride & Potassium Sulfate (MOP & SOP)3

Potassium Chloride and Potassium Sulfate revenues for 2010 totaled US$528.2 million, a 32.3% increase with respect to 2009, when revenues amounted to US$399.1 million.

Year-over-year potassium chloride and potassium sulfate revenues grew 53.0% in the fourth quarter, reaching US$171.4 million, compared to US$112.0 million for the same period of 2009.

Potassium Chloride & Potassium Sulfate Volumes and Revenues:

		2010	2009	2010/2009
Potassium Chloride & Potassium Sulfate	Th. MT	1,273.0	690.0	583.0	84%
Potassium Chloride & Potassium Sulfate Revenues	MUS$	528.2	399.1	129.0	32%

The potash market continued to show robust demand recovery in the fourth quarter of 2010, and the strength in demand was prevalent in major markets. In this scenario, SQM achieved higher sales volumes compared to the same period of 2009.

Although average prices in 2010 were lower than those recorded in 2009, crop prices have recently increased to attractive levels creating additional economic motivation for farmers to apply fertilizer at higher rates, resulting in accelerated fertilizer demand and upward pressure on fertilizer prices.

Gross margin for potassium chloride and potassium sulfate accounted for approximately 28% of SQM’s consolidated gross margin for 2010.

Industrial Chemicals

Industrial Chemicals revenues for 2010 reached US$149.7 million, 29.7% higher than the US$115.4 million recorded for the same period of the previous year.

Revenues for the fourth quarter totaled US$40.2 million, an increase of 16.9% with respect to the second-quarter 2009 figure of US$34.4 million.

Industrial Chemicals Volumes and Revenues:

		2010	2009	2010/2009
Industrial Nitrates	Th. MT	198.9	149.2	49.7	33%
Boric Acid	Th. MT	2.6	3.4	-0.8	-22%
Industrial Chemicals Revenues	MUS$	149.7	115.4	34.3	30%

Sustained by improved economic conditions, sales volumes for industrial chemicals improved substantially over 2009 levels, while prices remained relatively stable during the year. Greater demand for traditional applications in Asian markets has helped to offset slightly slower demand recovery in markets such as the U.S. and Europe.

In general, traditional applications for industrial chemicals, in particular those for civil works, showed notable improvement over 2009 levels. We anticipate that the demand for industrial chemicals will continue to progress favorably in the coming years driven by the development of new applications. Furthermore, new programs for alternative energy projects that utilize industrial-grade sodium and potassium nitrate in solar thermal energy storage continue to develop and present interesting opportunities for SQM.

Gross margin for the Industrial Chemicals segment accounted for approximately 11% of SQM’s consolidated gross margin for 2010.

Other Commodity Fertilizers

Revenues from sales of other commodity fertilizers and other income reached US$81.8 million in 2010, down from US$88.5 million for the same period of the previous year.

Company adopts IFRS
Following SVS guidelines, SQM has migrated from Chilean GAAP and has adopted International Financial Reporting Standards as the basis for its accounting principles. This change is effective as of January 1, 2010. Figures for 2010 and 4Q1O have been prepared under IFRS; figures for 2009 and 4Q09 have been prepared under IFRS for comparative purposes.

Administrative Expenses
Administrative expenses totaled US$78.8 million (4.3% of revenues) for 2010, compared to the US$75.5 million (5.2% of revenues) recorded during 2009.

Net Financial Expenses
Net financial expenses for 2010 were US$22.1 million, compared to the US$17.5 million recorded during 2009.

Outlook
In the first months of 2010, we forecasted that our markets would recover in a period of 2-3 years, but in general, markets performed beyond our expectations for 2010, recovering instead in approximately one year and reaching demand levels observed before the crisis. As a result, markets are likely to return to historic levels of growth during 2011.

Specialty Plant Nutrition:
During the second half of 2010, demand for specialty plant nutrients returned to pre-crisis levels, with no significant inventory accumulation detected in the supply chain. We anticipate that volumes in the SPN market in 2011 should continue to evolve positively, but given that 2010 was a year characterized by demand recovery, volumes in 2011 should increase at a slower rate than observed in 2010. SPN markets should follow the general tendencies in the potash market, and we have observed positive price adjustments in the first months of 2011 that should generate a visible impact during the second half of 2011. We remain optimistic regarding the long-term prospects for the specialty fertilizer industry.

Iodine:
During 2010, the iodine market experienced significant volume recovery, and as the global market leader, SQM was able to capture almost all of this volume recovery. We anticipate that the iodine market will continue to evolve positively in the coming years, with market demand and SQM sales volumes returning to historical growth rates in the short-term. Prices in this market should begin to trend upward in the following months resulting in a price increase of approximately 5-10% for 2011.

Lithium:
Looking forward to the short-term, we anticipate that the lithium market will grow in-line with historical growth rates. Demand should continue to evolve positively in the medium-term as the development of new technologies for a variety of energy storage applications come on stream. We anticipate that prices will remain stable or fall slightly compared to 2010 prices.

Potassium Chloride:
Pricing in the potassium chloride market has evolved positively in the first months of 2011 after a robust demand recovery in 2010. In early 2011, China settled six month contracts with major potash producers at higher prices than the previously settled contracts. This increase in prices reflects tightening market conditions as demand once again approaches operational capacity. Additionally, the six month term of these contracts will allow more flexibility in the following months as the market continues to recover.

SQM will continue its expansion of potassium-based products in the Salar de Atacama during 2011, and as a result we expect to sell approximately 10% more volume in 2011.

The outlook for the fertilizer industry remains encouraging given that the underlying drivers not only remain intact but are also intensifying. A growing global population drives food demand and strains the resources, like arable land and water availability, needed to meet this demand. As a result, proper fertilizer application is more important now than ever to maximize the efficiency of these resources to satisfy demand. Consequently, SQM remains optimistic regarding its long-term prospects in its fertilizers businesses.

Industrial Chemicals:
Within the industrial chemicals business line, we remain optimistic regarding the long-term prospects of the solar salts market. With new initiatives announced for alternative energy projects that use solar salts, we expect this market to evolve steadily in the coming years with a significant impact on volumes from 2012 onwards.

Other:
Because of the reconstruction effort following the earthquake in February 2010, Chilean corporate income tax will increase from 17% to 20% in 2011 and then decrease to 18.5% in 2012 and return to normalized levels of 17% the following year.

We have budgeted for 2011 and 2012 total capital expenditures of approximately US$750 million, primarily related to investments: to increase production capacity of potassium-based products at the Salar de Atacama; to optimize our railroad system; to increase efficiencies and production capacity at our nitrate and iodine facilities; and various projects designed to maintain production capacity, increase yields and reduce costs.

Notes:

(2) Gross margin corresponds to consolidated revenues less total costs, including depreciation and excluding sales and administration expenses.

A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining, crushing, leaching, etc.) which are distributed among the different final products. To estimate gross margins by business lines in both periods covered by this report, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross margin distribution should be used only as a general and approximated reference of the margins by business line.

(3) Potassium chloride and potassium sulfate will be reported together. This new classification better reflects the fact that both products are derived from the same natural resource that they share a production process and that potassium is the most relevant driver for costs and pricing. This new classification is also consistent with market approach to reporting potassium products. SOP sales include sales of third party products.

SQM is an integrated producer and distributor of specialty plant nutrients, iodine, lithium, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be leader in costs, supported by a specialized international network with sales in over 100 countries. SQM’s development strategy aims to maintain and strengthen the Company’s position in each of its businesses.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses are:

•	Low production costs based on vast and high quality natural resources.
•	Know-how and its own technological developments in its various production processes.
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs.
•	High market share in all its core products
•	International sales network with offices in more than 20 countries and sales in over 100 countries.
•	Synergies from the production of multiple products that are obtained from the same two natural resources.
•	Continuous new product development according to the specific needs of its different customers.
•	Conservative and solid financial position

For further information, contact:	Mary Laverty, 56-2-4252074 / mary.laverty@sqm.com
Isabel Bendeck, 56-2-4252058 / isabel.bendeck@sqm.com
Mark Fones, 56-2-4252485 / mark.fones@sqm.com

For media inquiries, contact: Fabiola Scianca, 56-2-4252027 / fabiola.scianca@sqm.com

Statements in this press release concerning the Company’s business outlook, future economic performances, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth, together with other statements that are not historical facts, are “forward-looking statements” as that term is defined under Federal Securities Laws.

Any forward-looking statements are estimates, reflecting the best judgment of SQM based on currently available information and involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Risks, uncertainties, and factors that could affect the accuracy of such forward-looking statements, are identified in the public filing made with the Securities and Exchange Commission, and forward-looking statements should be considered in light of those factors.

Income Statement

(US$ Millions)	For the 4th Quarter		For the 12-month period ended December 31
	2010	2009	2010	2009

Revenues	505.7	386.5	1,830.4	1,438.7

Specialty Plant Nutrition*	151.2	126.6	603.7	527.0
Iodine and Iodine Derivatives	74.4	50.6	316.3	190.9
Lithium and Lithium Derivatives	36.5	33.4	150.8	117.8
Potassium Chloride & Potassium Sulfate	171.4	112.0	528.2	399.1
Industrial Chemicals	40.2	34.4	149.7	115.4
Other Income	32.0	29.4	81.8	88.5

Cost of Goods Sold	(293.4)	(228.2)	(1,060.5)	(771.4)
Depreciation and Amortization	(40.6)	(35.6)	(143.9)	(137.1)

Gross Margin	171.6	122.7	626.0	530.2

Administrative Expenses	(23.4)	(22.0)	(78.8)	(75.5)
Financial Expenses	(8.5)	(7.8)	(35.0)	(31.0)
Financial Income	6.4	3.4	12.9	13.5
Exchange Difference	1.1	1.0	(5.8)	(7.6)
Other	(17.8)	(0.6)	(26.0)	(14.1)

Income Before Taxes	129.5	96.6	493.3	415.6

Income Tax	(21.7)	(15.6)	(106.0)	(75.8)

Net Income before minority interest	107.8	80.9	387.3	339.8

Minority Interest	(2.0)	(2.1)	(5.1)	(1.5)

Net Income	105.8	78.9	382.1	338.3
Net Income per Share (US$)	0.40	0.30	1.45	1.29
*Includes other specialty fertilizers

Balance Sheet

(US$ Millions)	As of Dec. 31	As of Dec. 31
	2010	2009

Total Current Assets	1,787.8	1,707.4
Cash and cash equivalents	524.7	530.4
Accounts receivable (1)	412.1	394.5
Inventory	605.1	630.8
Others	245.9	151.7

Investments in related companies	62.3	55.2

Property, plant and equipment	1,454.0	1,300.5

Other Non-current Assets	68.8	78.7

Total Assets	3,372.8	3,141.8

Total Current Liabilities	476.8	545.0
Short-term debt	187.6	268.9
Others	289.3	276.2

Total Long-Term Liabilities	1,225.2	1,132.3
Long-term debt	1,090.2	1,024.4
Others	135.0	107.9

Shareholders' Equity before Minority Interest	1,622.8	1,418.8

Minority Interest	48.0	45.7

Total Shareholders' Equity	1,670.8	1,464.5

Total Liabilities & Shareholders' Equity	3,372.8	3,141.8

Liquidity (2)	3.7	3.1
(1) Accounts receivable + accounts receivable from related co.
(2) Current assets / current liabilities

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos
Ricardo Ramos
Chief Financial Officer & Business Development SVP

Date: March 2, 2011